TRACKSOFT SYSTEMS, INC.

December 2, 1010

To:	Security and Exchange Commission
100 F Street, N.E.
Division of Corporate Finance
Attention: Mr. Ryan Houseal
Washington D.C. 20549
Phone (202) 551-3105
Fax (202) 772-9210

From:	TrackSoft Systems, Inc.
File Number 333-169863

RE:  Request for Acceleration of the Effective Date.

TrackSoft Systems, Inc. (“the Company”) hereby requests for the acceleration of the Registration Statement filed on Form S-1 on October 12, 2010 with an Amendment filed thereto on November 12, 2010 by the Company with the Security and Exchange Commission (Commission”) via EDGAR. The Company request’s the Commission to deem the Registration Statement effective by 4:00 P.M. EST December 6, 2010 or soon thereafter if practical.  In lieu of this request the registrant acknowledges their obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934.

TrackSoft Systems, Inc. further acknowledges that should the Commission or staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing.  Moreover, the action of the Commission or the staff acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for adequacy and accuracy of the disclosure in the filing.  Finally, the Company acknowledges it may not assert the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Matthew Howell
     Matthew Howell
     President/Director
     TrackSoft Systems, Inc.

2820 North Pinal Ave., Suite 1229
Casa Grande, AZ. 85222
Phone 528-424-5262